July 27, 2012

VIA Electronic Mail

Mr. Tom Kluck

Legal Branch Chief

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	United States Natural Gas Fund, LP
Form 10-K
Filed February 29, 2012
File No. 001-33096

Dear Mr. Kluck:

This letter responds to the Securities and Exchange Commission’s (“SEC”) letter of July 17, 2012, with respect to the Form 10-K filed on behalf of the United States Natural Gas Fund, LP (“USNG”), filed with the SEC on February 29, 2012. For convenience, each of your comments is repeated below, with the response immediately following.

Comment 1

Please tell us whether your shareholders receive a Schedule K-1, which reports their allocable portion of tax items. If you provide Schedule K-1s to your shareholders, please include a risk factor in future filings to address the issues investors may face because of the complex tax treatment.

Response

Unitholders (shareholders) of USNG do receive a Schedule K-1, which reports such unitholder’s allocable portion of tax items. The following new risk factor is being included in the quarterly report on Form 10-Q for the period ended June 30, 2012 and will be added to future quarterly reports on Form 10-Q and annual reports on Form 10-K:

USNG is organized and operated as a limited partnership in accordance with the provisions of the LP Agreement and applicable state law, and therefore, USNG has a more complex tax treatment than traditional mutual funds.

Mr. Tom Kluck

Legal Branch Chief

United States Securities and Exchange Commission

July 27, 2012

USNG is organized and operated as a limited partnership in accordance with the provisions of the LP Agreement and applicable state law. No U.S. federal income tax is paid by USNG on its income. Instead, USNG will furnish unitholders each year with tax information on IRS Schedule K-1 (Form 1065) and each U.S. unitholder is required to report on its U.S. federal income tax return its allocable share of the income, gain, loss and deduction of USNG. This must be reported without regard to the amount (if any) of cash or property the unitholder receives as a distribution from USNG during the taxable year. A unitholder, therefore, may be allocated income or gain by USNG but receive no cash distribution with which to pay the tax liability resulting from the allocation, or may receive a distribution that is insufficient to pay such liability.

In addition to federal income taxes, unitholders may be subject to other taxes, such as state and local income taxes, unincorporated business taxes, business franchise taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which USNG does business or owns property or where the unitholder’s reside. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on its investment in USNG. It is each unitholders responsibility to file the appropriate U.S. federal, state, local, and foreign tax returns.

Comment 2

We note your disclosure regarding accountability levels. In future filings, please discuss whether the registrant exceeded the accountability levels during the reporting report, and if so, please discuss what actions were taken by the exchanges, if any, and how the registrant responded.

Response

The following information is being added to the quarterly report on Form 10-Q for the period ended June 30, 2012 and will be added to future quarterly reports on Form 10-Q and annual reports on Form 10-K:

Impact of Accountability Levels, Position Limits and Price Fluctuation Limits. Futures contracts include typical and significant characteristics. Most significantly, the CFTC and U.S. designated contract markets such as the NYMEX have established accountability levels and position limits on the maximum net long or net short futures contracts in commodity interests that any person or group of persons under common trading control (other than as a hedge, which an investment by USNG is not) may hold, own or control. The net position is the difference between an individual or firm’s open long contracts and open short contracts in any one commodity. In addition, most U.S.-based futures exchanges, such as the NYMEX, limit the daily price fluctuation for futures contracts.

Mr. Tom Kluck

Legal Branch Chief

United States Securities and Exchange Commission

July 27, 2012

Currently, the ICE Futures imposes position and accountability limits that are similar to those imposed by U.S.-based futures exchanges but does not limit the maximum daily price fluctuation, while some other non-U.S. futures exchanges have not adopted such limits.

The accountability levels for the Benchmark Futures Contract and other Futures Contracts traded on U.S.-based futures exchanges, such as the NYMEX, are not a fixed ceiling, but rather a threshold above which the NYMEX may exercise greater scrutiny and control over an investor’s positions. The current accountability level for investments for any one-month in the Benchmark Futures Contract is 6,000 net contracts. In addition, the NYMEX imposes an accountability level for all months of 12,000 net futures contracts for natural gas. The current accountability level for investments for any one-month in the Natural Gas Futures NN contract is 12,000 net contracts. In addition, the NYMEX imposes an accountability level for all months of 12,000 net futures contracts for natural gas NN contracts. If USNG and the Related Public Funds exceed these accountability levels for investments in the futures contract for natural gas, the NYMEX will monitor such exposure and ask for further information on their activities, including the total size of all positions, investment and trading strategy, and the extent of liquidity resources of USNG and the Related Public Funds. If deemed necessary by the NYMEX, it could also order USNG and the Related Public Funds to reduce their aggregate net position back to the accountability level. As of June 30, 2012, USNG held a net of 22,244 NYMEX Natural Gas Futures NG contracts and 17,592 NYMEX Natural Gas Futures NN contracts. As of June 30, 2012, USNG held 31,178 natural gas cleared-swap contracts traded on the ICE Futures. USNG exceeded accountability levels of the NYMEX during the six months ended June 30, 2012. The maximum number of contracts held during the period was 21,418 Natural Gas Futures NG contracts and 17,952 Natural Gas Futures NN contracts, exceeding both the “any” and “all” month limits. No action was taken by the NYMEX.

Comment 3

In future filings, please discuss in greater detail the position limits applicable to the registrant. Also discuss, if applicable, whether the registrant reached the position limits during the reporting period and the registrant’s investment strategy as a result of reaching those position limits.

Response

The following information is being added to the quarterly report on Form 10-Q for the period ended June 30, 2012 and will be added to future quarterly reports on Form 10-Q and annual reports on Form 10-K:

Mr. Tom Kluck

Legal Branch Chief

United States Securities and Exchange Commission

July 27, 2012

Position limits differ from accountability levels in that they represent fixed limits on the maximum number of futures contracts that any person may hold and cannot allow such limits to be exceeded without express CFTC authority to do so. In addition to accountability levels and position limits that may apply at any time, the NYMEX and the ICE Futures impose position limits on contracts held in the last few days of trading in the near month contract to expire. It is unlikely that USNG will run up against such position limits because USNG’s investment strategy is to close out its positions and “roll” from the near month contract to expire to the next month contract during a four-day period beginning two weeks from expiration of the contract. For the six months ended June 30, 2012, USNG did not exceed any position limits imposed by the NYMEX and ICE Futures.

On October 18, 2011, the CFTC adopted new rules, which establish position limits and limit formulas for certain physical commodity futures including Futures Contracts and options on Futures Contracts, executed pursuant to the rules of designated contract markets (i.e., certain regulated exchanges) and commodity swaps that are economically equivalent to such futures and options contracts. See “Introduction – Futures Contracts and Position Limits” in this quarterly report on Form 10-Q for information regarding the Dodd-Frank Act.

Comment 4

We note your disclosure that USCF is responsible for paying the custodian fee. However, in the Custodian Agreement, it appears that USNG is responsible for this fee. Please advise. We may have further comments.

Response

The Custodian Agreement has been amended as of July 20, 2012 making it clear that USCF is responsible for paying the custodian fee. The amendment will be filed as an exhibit to the quarterly report on Form 10-Q for the period ended June 30, 2012.

Comment 5

In future filings, please clarify if USCF is contractually obligated to pay the expenses described in the table on the top of page 11.

Comment 6

In future filings, please separately disclose amounts paid and amounts accrued.

Mr. Tom Kluck

Legal Branch Chief

United States Securities and Exchange Commission

July 27, 2012

Response

USNG respectfully notes that it included the referenced expense information to provide context for the general discussion of USNG’s “Business” (Item 1 of Form 10-K, which refers to the requirements of Rule 101 of Regulation S-K). USCF believes that aggregating expenses paid or incurred during a particular period provides investors with useful information about the overall fee ratio of the fund. USCF does not believe it is necessary to separate expenses actually paid during the period as opposed to being accrued; in either case, they were part of the expense ratio of the fund and provide valuable information to investors. USCF does acknowledge that a reasonable investor may want to get a sense of the fund’s future obligations resulting from accrued fees, but we note that USNG’s Statement of Financial Information in the audited financial statements includes a specific section on “Liabilities and Partner’s Capital”, where all fees for which USNG is responsible and which are payable as of the date of the particular Statement of Financial Condition are set forth. In short, we believe the current method of presentation does not violate any SEC rules, and that in its current format provides investor-friendly information.

Response

Future filings, including the quarterly report on Form 10-Q for the period ended June 30, 2012, will clearly state which fees USCF is contractually obligated to pay.

Comment 7

Please tell us whether you ever need to incur costs to rebalance your portfolio to track your benchmark. If so, please include such expenses in your fee disclosure in future filings.

Response

The following information is being added to the quarterly report on Form 10-Q for the period ended June 30, 2012 and will be added to future quarterly reports on Form 10-Q and annual reports on Form 10-K:

Such fees include those incurred when purchasing Futures Contracts and options on Futures Contracts when USNG issues units as a result of a Creation Basket, as well as fees incurred when selling Futures Contracts and options on Futures Contracts when USNG redeems units as a result of a Redemption Basket. Such fees are also incurred when Futures Contracts and options on Futures Contracts are purchased or redeemed for the purpose of rebalancing the portfolio. USNG also incurs commissions to brokers for the purchase and sale of Futures Contracts, Other Natural Gas-Related Investments or Treasuries.

Mr. Tom Kluck

Legal Branch Chief

United States Securities and Exchange Commission

July 27, 2012

The expenses incurred will be included in the fee disclosure in the quarterly report on Form 10-Q for the period ended June 30, 2012 and will be added to future quarterly reports on Form 10-Q and annual reports on Form 10-K.

Comment 8

We note that you have identified Merrill Lynch Professional Clearing Corp as your initial authorized purchaser. In future filings, please clarify if this company served as your authorized purchaser for all subsequent offerings. Please also revise your disclosure in this section in future filings to identify any additional authorized purchasers.

Response

The list of authorized purchasers for USNG as of June 30, 2012 is being added to the quarterly report on Form 10-Q for the period ended June 30, 2012.

Comment 9

We note your disclosure on pages 47 through 50 regarding factors that have impacted or are most likely to impact USNG’s ability to track its Benchmark Futures Contract. We also note your disclosure on these pages that highlights how USNG has underperformed the benchmark in each of the last three fiscal years. In future filings, please revise your MD&A to discuss known material trends, if any, that will continue to impact USNG’s ability to track the benchmark.

Response

The following information is being added to the quarterly report on Form 10-Q for the period ended June 30, 2012 and will be added to future quarterly reports on Form 10-Q and annual reports on Form 10-K:

USCF anticipates that interest rates will continue to remain at historical lows and therefore, it is anticipated that fees and expenses paid by USNG will continue to be higher than interest earned by USNG. As such, USCF anticipates that USNG will continue to underperform its benchmark until such a time when interest earned at least equals or exceeds the fees and expenses paid by USNG.

Mr. Tom Kluck

Legal Branch Chief

United States Securities and Exchange Commission

July 27, 2012

Comment 10

We note your disclosure of the notional amount of your over-the-counter swap transactions. Please tell us the percentage of the notional amount of the registrant’s total assets that are currently invested in over-the-counter swap transactions. Also, provide similar disclosure in future filings.

Response

The following information is being added to the quarterly report on Form 10-Q for the period ended June 30, 2012 and will be added to future quarterly reports on Form 10-Q and annual reports on Form 10-K:

The aggregate notional amount of USNG’s over-the-counter swap transactions represented 14.79% of USNG’s total assets as of June 30, 2012.

Comment 11

In future filings, to the extent material, please name the counterparties in your over-the-counter swap transactions.

Response

Two counterparties will be named in the quarterly report on Form 10-Q for the period ended June 30, 2012.

Comment 12

In future filings, please expand your disclosure to discuss more specifically the board’s policy for evaluating the creditworthiness of potential and existing counterparties to OTC Contracts. Please also discuss any general oversight of your manager in assessing such transactions.

Response

The following information is being added to the quarterly report on Form 10-Q for the period ended June 30, 2012 and will be added to future quarterly reports on Form 10-Q and annual reports on Form 10-K:

Mr. Tom Kluck

Legal Branch Chief

United States Securities and Exchange Commission

July 27, 2012

Both USNG’s board of directors and its audit committee review statistics and data pertaining to each of the fund’s over-the-counter counterparties. Reports are provided verbally and in writing by USCF’s management staff at least quarterly and more frequently when deemed necessary. Data reviewed includes, but is not limited to, short-term and long-term credit ratings by Moody’s, S&P, and Fitch; changes in market capitalization and stock prices over the last five years; numerous financial ratios including capital and leverage ratios; and credit default swap yields and spreads. Additionally, members of the board, audit committee, and management team may note general economic or company specific news that necessitate a review of a counterparty’s creditworthiness outside of the regular review cycle. Board members and audit committee members may conduct their own analysis and contact USCF’s management team at their discretion to request further information or action. Board members are apprised of open positions as well as changes to positions and counterparties utilized by USNG on an ongoing basis. Significant changes to USNG’s over-the-counter contract holdings are reported to the board in a timely manner.

Comment 13

In future filings, to the extent material, please supplement your disclosure to the table in this section to discuss in greater detail the types of collateral arrangements that you have in support of your OTC derivatives. Include in such disclosure, the specific types of collateral, a discussion of the custodian and whether such party is independent.

Response

The following information is being added to the quarterly report on Form 10-Q for the period ended June 30, 2012 and will be added to future quarterly reports on Form 10-Q and annual reports on Form 10-K:

USNG maintains, in conjunction with its counterparties, collateral in the form of both cash and treasuries, depending on the specific arrangements with each counterparty. USNG is required to post an independent amount based on a percentage of the initial notional amount of each position at the inception of each over-the-counter contract. In addition, between reset periods, USNG posts collateral for the benefit of its counterparties that approximately corresponds to any unrealized loss that would be realized by USNG if the over-the-counter contract were closed on any given valuation date. Likewise, USNG’s counterparties post collateral for USNG’s benefit that approximately corresponds to any unrealized gain that would be realized by USNG if the over-the-counter contract were to closed on any given valuation date. At each reset date, USNG will make or receive

Mr. Tom Kluck

Legal Branch Chief

United States Securities and Exchange Commission

July 27, 2012

settlement payments to/from its counterparties, and collateral posted by/for USNG will be returned to the appropriate party to offset the settlement payment made. Collateral is held by an independent third party and governed by tri-party agreements between USNG, the custodian (BBH&Co.) and each counterparty.

United States Commodity Funds LLC (the “Company”), as general partner of United States Natural Gas Fund, LP, acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions on the foregoing please do not hesitate to contact Heather Harker, General Counsel – United States Commodity Funds LLC at 804-894-8075 or via email at hharker@unitedstatesoilfund.

Sincerely,

/s/Howard Mah

Howard Mah
Chief Financial Officer
United States Commodity Funds LLC

Cc:	Nicholas D. Gerber
Heather Harker, Esq.
W. Thomas Conner, Esq.